Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

(In millions)					10 Month
					Transition
	Fiscal Year Ended				Period Ended
	12/31/2006	12/31/2005	12/31/2004	12/31/2003	12/31/2002
Earnings:
Earnings (loss) before income taxes	$90.0	$34.3	$(20.5)	$(51.5)	$(68.1)
Fixed charges, excluding capitalized interest	63.6	62.1	87.7	73.9	60.7
Total earnings (loss)	$153.6	$96.4	$67.2	$22.4	$(7.4)

Fixed Charges:
Interest Expense	$42.2	$59.1	$75.4	$69.7	$58.5
Capitalized Interest	—	—	—	—	—
Amortization of deferred debt issuance costs and loss on debt extinguishment	21.4	3.0	12.3	4.2	2.2
Total Fixed Charges	$63.6	$62.1	$87.7	$73.9	$60.7

Ratio of earnings (loss) to total fixed charges	2.4	1.6	*	*	*

*                    Earnings were insufficient to cover fixed charges by $20.5, $51.5 and $68.1 for the fiscal years ended December 31, 2004 and December 31, 2003 and for the transition period ended December 31, 2002, respectively.